Mail Stop 4561

December 27, 2006

By U.S. Mail

Beth Sanders
Executive Vice President and Chief Financial Officer
1st Centennial Bancorp
218 East State Street
Redlands, CA 92373

   **Re: 1st Centennial Bancorp
           Form 10-K for Fiscal Year Ended December 31, 2005
           Filed March 24, 2006
           File No. 000-29105**

Dear Ms. Sanders:

   We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

                              Sincerely,

                              Kevin W. Vaughn
                              Branch Chief